NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS
THIRD QUARTER 2010 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, October 29, 2010 – Brookfield Properties Corporation (“Brookfield Office Properties”) (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the three months ended September 30, 2010 was $156 million or $0.28 per diluted share.

Funds from operations (“FFO”) was $169 million or $0.32 per diluted share for the three months ended September 30, 2010, compared with $123 million or $0.28 per diluted share during the same period in 2009.

Commercial property net operating income for the third quarter of 2010 was $175 million, compared with $171  million during the third quarter of 2009. Residential property net operating income for the third quarter of 2010 was $32 million, compared with $21 million during the third quarter of 2009.

Brookfield Office Properties’ occupancy rate finished the quarter at 95.1%, up 30 basis points from the previous quarter.

HIGHLIGHTS OF THE THIRD QUARTER

Leased 1.1 million square feet of space in the quarter at an average net rent of $25 per square foot, which represents a 9% improvement versus the average expiring net rent of $23 per square foot on this space in the quarter. New leases represent 53% of the total with renewals representing the remainder. Year-to-date leasing totals 4.7 million square feet. Highlights from the quarter include:

Washington, DC – 195,000 square feet at an average rental rate of $24.11  per square foot.

Toronto – 192,000 square feet at an average rental rate of $30.84  per square foot.

Houston – 187,000 square feet at an average rental rate of $15.41  per square foot.

Calgary – 136,000 square feet at an average rental rate of $27.93  per square foot.

Acquired 16-property Australian office portfolio comprised of eight million square feet in Sydney, Melbourne and Perth. With a total equity value of A$1.6 billion (US$1.4 billion), the transaction was funded from the company’s available liquidity and a subordinate bridge acquisition facility.  The acquisition is consistent with the company’s strategy of investing in markets driven by financial services, government and resource/energy sector tenants within a country poised for strong growth and in portfolios where opportunities for value creation can be achieved.

Entered into a definitive agreement to sell the company’s residential land division for aggregate proceeds of approximately $1.2 billion. The agreement will combine the company’s residential land development business  with Brookfield Homes Corp (BHS: NYSE, TSX) to form Brookfield Residential Properties Inc., a diversified North American residential land and housing company with $2.5 billion of assets and an equity value of approximately $1 billion. Brookfield Office Properties’ shareholders will have the opportunity through a rights offering to participate in the ownership of the merged company. Brookfield Asset Management agreed to acquire all shares of the residential land division not taken up as part of the rights offering, ensuring Brookfield Office Properties will be successfully transformed into a pure-play global owner and operator of commercial properties. The transaction is expected to be complete in January of 2011.

Issued C$300 million of preferred shares to a syndicate of underwriters at C$25 per share, subsequent to quarter-end. Holders of Preferred Shares, Series P, will be entitled to receive a cumulative quarterly fixed dividend yielding 5.15% annually for the initial 6 ½-year term period.

Renewed normal course issuer bid.  Brookfield Office Properties may purchase on the TSX and/or the NYSE up to 25 million common shares, representing approximately 5% of its issued and outstanding common shares.

OUTLOOK

“Having completed the first step in our strategic repositioning with the expansion into Australia, we look forward to successfully concluding the next step, divesting our residential land business,” stated Ric Clark, president and chief executive officer of Brookfield Office Properties. “Our transformation into a pure-play global office company should result in more transparent performance and growth creating meaningful value for our shareholders.”

*  *  *

Dividend Declaration
The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on December 31, 2010 to shareholders of record at the close of business on December 1, 2010.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L, N and P preferred shares were also declared payable on December 31, 2010 to shareholders of record at the close of business on December 15, 2010.

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, depreciation, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from unconsolidated joint ventures and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2010 third quarter results on Friday, October 29, 2010 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, president and chief executive officer; and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 877.397.0286, pass code 8877246, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through November 27, 2010 by dialing 888.203.1112, pass code 8877246. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on October 29, 2010 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in over 100 properties totaling more than 75 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEET

(US Millions, except per share amounts)	September 30, 2010	December 31, 2009(1)

Assets
Investment properties
Commercial properties	$11,433	$9,513
Commercial developments	916	469
Equity accounted investments(2)	2,806	1,851
Residential developments	1,254	1,235
Receivables and other	1,932	1,924
Restricted cash and cash equivalents	30	39
Cash and cash equivalents	140	104
Assets held for sale(3)	350	311
	$18,861	$15,446

Liabilities and equity
Commercial property debt	$7,150	$5,151
Residential development debt	491	177
Accounts payable and other liabilities	960	764
Deferred income tax liability	535	516
Liabilities related to assets held for sale(4)	195	174
Capital securities – corporate	1,031	1,009
Non-controlling interests – fund subsidiaries	357	305
Non-controlling interests – other subsidiaries	332	169
Preferred equity – subsidiaries	371	363
Preferred equity – corporate	561	304
Common equity	6,878	6,514
	$18,861	$15,446
Book value per common share	$13.68	$12.99
Book value per common share – pre-tax	$14.71	$13.99

(1)	Restated for adoption of IFRS

(2)	Includes the company’s investment in the U.S. Office Fund as well as other properties and entities held through joint ventures and associates

(3)	Comprises $349 million of commercial properties and $1 million of other assets at September 30, 2010 (December 31, 2009 -- $307 million and $4 million, respectively)

(4)	Comprises $186 million of commercial property debt and $9 million of other liabilities at September 30, 2010 (December 31, 2009 -- $156 million and $18 million, respectively)

CONSOLIDATED STATEMENT OF INCOME

	Three months ended September 30			Nine months ended September 30
	IFRS		CGAAP As reported	IFRS		CGAAP As reported
	2010	2009(1)	2009	2010	2009(1)	2009
Total revenue	$458	$380	$657	$1,296	$1,037	$1,860
Net operating income
Commercial operations	175	171	330	526	486	984
Residential operations	32	21	21	80	40	40
	207	192	351	606	526	1,024
Interest and other income	30	10	11	64	34	34
	237	202	362	670	560	1,058
Expenses
Interest
Commercial property debt	74	76	143	221	222	404
Capital securities – corporate	14	13	13	43	39	39
Capital securities – fund subsidiaries	—	—	(11)	—	—	(17)
General and administrative	30	26	27	89	80	79
Depreciation	3	3	123	10	9	369
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	116	84	67	307	210	184
Fair value and other gains (losses)	36	(408)	4	48	(879)	(45)
Share of net earnings (losses) from equity accounted investments(2)	60	8	—	358	(703)	—
Income (loss) before income tax expense	212	(316)	63	713	(1,372)	229
Income tax expense (benefit)	36	(28)	15	96	(55)	72
Net income (loss) from continuing operations	176	(288)	48	617	(1,317)	157
Income from discontinued operations	(2)	(4)	4	8	2	12
Net income (loss) for the period	$174	$(292)	$52	$625	$(1,315)	$169
Non-controlling interests	18	(4)	14	63	(26)	33
Net income (loss) attributable to common shareholders	$156	$(288)	$38	$562	$(1,289)	$136

(1)	Restated for adoption of IFRS

(2)
Includes fair value losses of $(5) million and gains of $141 million, respectively,  for the three and nine months ended September 30, 2010 and losses of $(42) million and ($862) million, respectively, for the three and nine months ended September 30, 2009

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Dollars)	2010	2009(1)	2010	2009(1)
Earnings (loss) per share attributable to common shareholders – basic
Continuing operations	$0.29	$(0.65)	$1.04	$(3.23)
Discontinued operations	—	(0.01)	0.02	0.01
	$0.29	$(0.66)	$1.06	$(3.22)

(1)	Restated for adoption of IFRS

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Dollars)	2010	2009(1)	2010	2009(1)
Earnings (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.28	$(0.65)	$0.98	$(3.23)
Discontinued operations	—	(0.01)	0.02	0.01
	$0.28	$(0.66)	$1.00	$(3.22)

(1)	Restated for adoption of IFRS

RECONCILATION TO FUNDS FROM OPERATIONS

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions, except per share amounts)	2010	2009(1)	2010	2009(1)
Net income (loss) attributable to common shareholders	$156	$(288)	$562	$(1,289)
Add (deduct) non-cash and certain other items:
Fair value and other gains (losses)	(36)	408	(80)	879
Fair value adjustments in earnings from equity accounted investments	5	42	(141)	862
Non-controlling interests in above items	5	(15)	26	(50)
Income taxes	36	(28)	96	(55)
Fair value adjustments on discontinued operations	6	7	4	7
Realized gain on investment	—	—	53	—
Cash payments under interest rate swap contracts(2)	(3)	(3)	(9)	(6)
Funds from operations	$169	$123	$511	$348
Preferred share dividends	(10)	(1)	(27)	(2)
FFO to common shareholders	$159	$122	$484	$346
Weighted average common shares outstanding	505.9	441.3	506.0	408.0
Funds from operations per common share	$0.32	$0.28	$0.97	$0.86

(1)	Restated for adoption of IFRS

(2)	Represents payments pursuant to $1 billion of floating rate debt that has been swapped to fixed rate at an average of 1.38%

COMMERCIAL PROPERTY NET OPERATING INCOME
	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2010	2009(1)	2010	2009(1)
Revenue from continuing operations(2)	$297	$283	$884	$816
Operating expenses	(122)	(112)	(358)	(330)
Net operating income	$175	$171	$526	$486

(1)	Restated for adoption of IFRS

(2)	Including fee income

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME
	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2010	2009	2010	2009
Revenue	$133	$96	$359	$207
Operating expenses	(101)	(75)	(279)	(167)
Net operating income	$32	$21	$80	$40

DISCONTINUED OPERATIONS(1)
Three months ended Sep. 30			Nine months ended Sep. 30
(US Millions)	2010	2009	2010	2009
Revenue from discontinued operations	$14	$15	$42	$41
Operating expenses	(8)	(8)	(22)	(22)
Net operating income from discontinued operations	6	7	20	19
Interest expense	(2)	(4)	(8)	(10)
Funds from discontinued operations	$4	$3	$12	$9
Fair value gains (losses)	(6)	(7)	(4)	(7)
Discontinued operations	$(2)	$(4)	$8	$2

(1)	Includes four properties held for sale in Minneapolis